■ SIT INVESTMENT ASSOCIATES, INC. ■

INTERNATIONAL INVESTMENT OUTLOOK & STRATEGY

APRIL 12, 2011

INVESTMENT OUTLOOK

The global economy continues to move on a path of sustained growth, but may see a temporary setback from Japan's earthquake and subsequent tsunami on March 11th. Our 2011 global GDP growth estimate is +3.2 percent, down from estimated growth in 2010 of +3.6 percent, as the U.S., export-oriented economies in Europe, and China drive growth. China remains the primary growth engine, with expected growth of at least +9 percent in 2011. The key risks to our forecasts are continued fallout from Japan's earthquake and tsunami, higher oil and material prices, heightened inflation concerns, ongoing sovereign debt problems in Europe, municipal debt concerns in the U.S., withdrawal of liquidity from government purchases in the U.S. and Europe, slowing economies in China and Asia, and higher interest rates. These concerns may result in continued uneasiness on the investment front. The U.S. economy continues to exhibit signs of recovery, albeit at a subpar pace, with growth at +2.8 percent in 2011, similar to that in 2010 (+2.9 percent). Euro area economic growth is forecasted at +2.0 percent this year from +1.8 percent in 2010, led by about +2.5 percent growth in Germany (export and domestic capital spending growth). This is in contrast to the weaker PIIGS (Portugal, Italy, Ireland, Greece, and Spain) countries, which have multiple debt problems and are disproportionately hurt by European Central Bank (ECB) rate increases. Additionally, PIIGS continue to face rating downgrades and funding requests to remain solvent. UK's growth estimate is at +2.0 percent in 2011, versus +1.7 percent last year. Our Japan 2011 GDP estimate of +1.5 percent last quarter has been revised down to +1.3 percent, with a bias to the downside as the earthquake's ramifications have yet to fully take hold, the nuclear reactor remains unstable, and the country faces rolling blackouts. Japan is the third largest global economy and a major supplier of technology and automobile components, affecting the rest of the world. Our Asia ex-Japan GDP growth estimate remains healthy at +7.8 percent for 2011, driven by the surging economies of China and India. The Emerging Asian economies are robust with growth forecasts above +4.0 percent for 2011, led by domestic consumption and export growth. The Latin America GDP growth projection is +4.5 percent, helped by domestic consumption, investment, and raw material exports. Exhibit A shows our global economic forecasts, and Exhibit B further illustrates continued growth for the OECD, Euro area, UK, and China.

Inflation risks have heightened in both emerging and developed markets, driven by a combination of relatively strong domestic demand, stronger-than-expected external demand, higher labor costs, a perceived lagged policy response from central banks, supply shocks, and higher global commodity prices. The Euro area's inflation rose +2.4 percent year-over-year in February, above the +2.0 percent inflation target for the third consecutive month. Also, the UK's inflation rate of +3.4 percent in February was at an elevated level. Japan's deflationary environment may reverse in the intermediate term, as the country begins to rebuild its infrastructure from the earthquake and businesses resume operations. Asia ex-Japan's inflation may hit +6.0 percent by mid-year, due to higher food, energy, and labor costs. Commodities continued to rise and hit records or recent highs during the first quarter. Oil ended the quarter at $106.70 per barrel (32-month high), gold at $1,424 per ounce (near record), copper at $4.27 per pound (three-year high), and corn at $7.36 per bushel (30-month high). Exhibit A highlights our inflation expectations; Exhibit C illustrates elevated inflation throughout the world; and Exhibit D shows the strong 1-year returns for oil, gold, copper, and corn.

Accordingly, higher inflation risks forced several central banks to raise short-term rates this quarter. The ECB became the first central bank among the world's large, developed economies to raise interest rates as they instituted an expected 25 basis points hike to 1.25 percent on April 7th, even though the higher borrowing costs will affect the smaller, weaker, and more troubled economies. We don't expect another increase in the near term. Some of the other countries that raised rates were China, India, South Korea, and Brazil. The People's Bank of China (PBoC) hiked interest rates twice in 25 basis point increments (total of 50 basis points) to 6.31 percent and announced three Reserve Requirement Ratio (RRR) increases (total of 150 basis points) through April 5th; the Reserve Bank of India raised the Repo Rate by 25 basis points to 6.5 percent; the Bank of Korea implemented two 25 basis point increases to 3.0 percent; and Brazil had two increases of 50 basis points each to 11.75 percent. Conversely, the Reserve Bank of New Zealand made an emergency rate cut of 50 basis points to 2.5 percent to provide liquidity following the earthquake in Christchurch, New Zealand, in February. The Reserve Bank of Australia has kept rates at 4.75 percent since November 2010, as they have been raising rates since October 2009. We don't expect the U.S. Federal Reserve, Bank of England (BOE), or Bank of Japan (BoJ) to adjust rates until late 2011 from their current low levels of 0 to 0.25 percent, 0.5 percent, and 0 to 0.1 percent, respectively. Exhibit E shows that central bank monetary action remains accommodative to promote economic growth.

The first quarter saw strength in all European currencies relative to the U.S. dollar, in contrast to 2010. The euro appreciated +5.8 percent relative to the U.S. dollar, and the non-euro countries of Denmark, Norway, and Sweden also saw appreciation of over +5.0 percent. The British pound saw slight appreciation of +2.4 percent, as did the Swiss franc at +1.9 percent. We expect the euro to weaken relative to the U.S. dollar to $1.30 by year-end, on continued European sovereign debt and economic worries. The pound is forecast to trade around $1.60, as concerns over a weak UK economy remain. The Japanese yen finished the quarter at ¥83.13, down -2.1 percent. The yen surged +5.2 percent to ¥78.89 following the earthquake and prior to G-7 intervention, on expectations of repatriation from overseas funds and a possible return of the carry trade (i.e., low-yielding currencies are sold to finance riskier, higher-yielding assets such as equities, commodities, and currencies). The yen weakened by -2.1 percent to ¥80.58 on the day of the G-7 intervention (March 18) and has continued to weaken since then. We expect the yen to weaken to ¥95 per U.S. dollar from ¥83.13 at end of the first quarter, as Japan continues its quantitative easing policy and the domestic economy remains weak. The Chinese renminbi continues to gradually appreciate, up +0.6 percent during the quarter. The Australian dollar appreciated +0.9 percent, hitting an 18-year high, on increased demand for local currency from insurers of the Queensland floods in December 2010 and demand for commodities. In Latin America, the Brazil real increased +2.0 percent and the Mexican peso rose +3.6 percent on strong economy and higher commodity prices, which we expect to continue. Exhibits A, F, and G show our currency forecast and recent currency performance.

Global equity market valuations are still attractive relative to historical levels, despite the modest global equity market appreciation in 2011. The world's 12-month forward price-earnings multiple is 12.3 times, well below its historical mean of 16.6 times. Regionally, Europe ex-UK is attractive at a price-earnings ratio of 10.8 times, a discount of -25 percent versus its post 1990 average. The UK and Asia ex-Japan markets trade at 12-month forward price-earnings multiples of 10.1 times and 13.4 times, respectively, both discounts to their historical means. Japan has the biggest discount on a price-earnings ratio basis, at 12.5 times, a -62 percent discount to its post 1990 average, and on an enterprise value-to-EBITDA ratio basis, at 6.7 times, a -31 percent discount to its historical average. Asia ex-Japan valuation is also reasonable on a price-to-book multiple basis of 2.1 times, slightly above the 10-year and 30-year averages of 1.8 times. See Exhibit H for the regional valuation breakdown and Exhibit I for Asia ex-Japan price-to-book valuation.

INVESTMENT STRATEGY

European equity market returns were mixed in the first quarter, as the PIGS countries (Portugal, Italy, Greece, and Spain) outperformed the export-oriented countries, on initial and optimistic expectations of a quick, favorable resolution of sovereign debt concerns. The PIGS were up +2 percent, +8 percent, +9 percent, and +7 percent, respectively, in local currencies versus lower returns in Germany, Finland, and Austria. This is a reversal from 2010, when the export-oriented countries outperformed the non-export-oriented countries. The +5.8 percent appreciation of the euro helped returns in the first quarter of 2011. Asian markets returns varied in the first quarter, with strength in markets perceived to be in the later stages of their monetary tightening cycle: China (+4 percent), New Zealand (+4 percent), and South Korea (+3 percent). This is in contrast to markets thought to be in the early stages of their monetary tightening cycle: India (-5 percent) and the Philippines (-4 percent). All Latin American markets declined in the first quarter, as central banks increased interest rates to control inflation. For 2011, we expect that high economic growth rates will drive earnings surprises and help stocks appreciate. Exhibit F shows regional performance.

In the first quarter of 2011, developed international equity markets (MSCI EAFE Index) had returns above +6 percent in the technology software, energy, semiconductors, and insurance sectors, while consumer-oriented, technology hardware, and utilities companies exhibited negative performance of more than -4 percent. Energy stocks benefited from the turmoil in the Middle East and higher global demand. Higher oil and food prices affected consumer spending. We are underweight financials, particularly in Europe given the ongoing debt concerns. In Europe, our portfolio includes companies with exposure to emerging markets, global exporters, and domestic consumption companies. We remain significantly underweight in Japan and have recently increased exposure to infrastructure-related beneficiaries that will benefit from the rebuilding in the country. Our Japan portfolio also includes globally-dominant export companies and domestic consumption plays. We remain overweight Asia ex-Japan, with exposure to materials stocks that are gaining from strong demand in China, India, and now Japan. Moreover, our holdings in consumer stocks should benefit from increased spending by the lower and middle class. We hold a diversified and high quality portfolio, focused on companies with dominant market shares, high sales and earnings growth, operating margin leverage, free cash flow, and healthy balance sheets. See Exhibit J for our international country allocation.

In emerging markets, first quarter performance was led by automobiles, energy, materials, and banks. Technology hardware and consumer-oriented companies were the worst-performing sectors. Both the automobile and energy sectors returned over +9 percent during the quarter. Technology hardware and consumer-oriented industries fell by at least -6 percent, as higher oil and food prices impacted consumer spending for computers and electronics. Again, we are maintaining an overweight in consumer-related, energy, and material stocks. The consumer theme is still intact in the Asian emerging economies, on the growing young population, higher consumer spending, and high savings rates. We are underweight financials, primarily the Chinese banks due to increasing risks from further policy tightening, but valuations and the upcoming end of monetary tightening make the group attractive. Exhibit K highlights our emerging markets country portfolio.

KEY HIGHLIGHT TOPICS IN EUROPE

Modest European Economic Growth in 2011 and 2012, Led by Export-Oriented Countries

- We continue to anticipate growth in 2011 and 2012 to be modest, just below +2.0 percent. The Northern and export-oriented countries of Germany, Austria, Finland, Norway, and Sweden are exhibiting stronger growth, while the UK along with the PIIGS countries are showing much slower growth. The current and potential austerity measures, along with the recent rate increase, are continuing to disproportionately hit the Southern European countries.
- Industrial orders and production continue the upward trend that started in March of 2009. Germany's industrial production rose +1.6 percent month-over-month seasonally adjusted in February, three times higher than forecasted. Barring a material global economic slowdown, it doesn't appear that this trend will be reversing in the near term. Exhibit L illustrates strong European industrial orders and the high level of Ifo business sentiment.
- The consumer spending overhang continues as citizens cope with VAT (value-added tax) increases and other austerity-related measures. Retail sales ex-autos have started to decline in the euro area and retail sales in the UK have increased lately, but the latter is more a function of the higher VAT than actual increases in spending (See Exhibit L). A major risk to our growth forecast is the European consumer, who may retreat and cut discretionary spending. Yet, this risk is somewhat reduced by the recent tick down in unemployment, however, rising inflation and interest rates may more than offset the employment gains.

European Bank and Sovereign Debt Concerns Remain Along with Political Uncertainty

- While there is continuous rhetoric about the debt issues in Europe, no comprehensive solution has emerged to solve the debt crisis there. The European Council endorsed some features of the €500 billion ($706 billion) European Stability Mechanism (ESM) that is set to launch in 2013; however, this permanent, but still uncertain, fund will only be established with Germany's cash financing contribution. The final decision on the ESM and on increasing the effective lending capacity for the current temporary rescue fund or European Financial Stability Facility (EFSF) is now scheduled for the end of June. Until then, the problems will continue to be tackled by a piecemeal approach.
- The above uncertainty is causing political mayhem in some countries. For instance, in Portugal, the inability of Prime Minister José Sócrates and the government to agree on additional austerity measures contributed to his resignation. This followed after yields on two-year notes spiked to the highest level since the euro's inception and the cost of insuring debt through credit-default swaps soared, as seen in Exhibit M. Furthermore, Portugal's budget deficit was 8.6 percent of GDP last year, well above the goal of 7.3 percent.
- Concern about Portugal's finances also led to a decline in its creditworthiness. Portugal's credit rating was cut three levels by Fitch Ratings on April 1st to BBB-, one level above junk status, and Fitch warned that further downgrades were possible. Additionally, on March 29th, S&P cut its debt rating for Greece to BB- and Portugal to BBB-. On April 6th, Portugal finally requested a bailout of around €80 billion ($114.4 billion) from the European Union and International Monetary Fund. They have now followed Greece and Ireland in seeking a bailout.
- In addition to Portugal, Germany is now facing more political headwinds. Chancellor Angela Merkel's Christian Democratic Union Party (CDU) lost the key state of Baden-Wuerttemberg, after holding power for six decades, along with the state of Rhineland-Palatinate. These states make up nearly 20 percent of Germany's GDP. The Green Party won 24 percent of the vote, and their Social Democratic Party (SPD) ally garnered 23 percent. The CDU won 39 percent and its Free Democratic Party (FDP) ally 5 percent. It is now likely that the SPD and Greens will form a coalition government under the minister

presidency of the Greens. For the conservatives (CDU), the result is particularly unfavorable, as the conservatives (together with the liberals or FDP) had been in power for nearly six decades. The ESM funding and nuclear energy issues stemming from Japan's crisis were likely major determinants for many voters.

- On top of sovereign debt and political issues, the health of the banks is still a big concern. The European Banking Authority published the criteria for bank stress tests covering 65 percent of total European Union banking assets, to be conducted from March through June. The tests appear tougher than the previous round of stress tests in 2010 and it is likely that several banks will have to be nationalized. For instance, on March 30th, Irish authorities announced four of the country's most prominent financial institutions would face a €24 billion ($33.9 billion) capital shortfall to cover sour real estate loans.

KEY HIGHLIGHT TOPICS IN ASIA

Japan's Economy Faces Challenges following the Fallout from the Earthquake and Tsunami Tragedy

- Japan's economic indicators were largely above expectations in the calendar first quarter, including a +0.4 percent month-over-month gain in exports in February, a +73.9 percent year-over-year gain in machine tool orders in February, and a much lower-than-expected decline of -1.3 percent in fourth quarter 2010 GDP. Prior to the earthquake, the Tankan survey for both current and expected conditions came in better than expected, signaling a more optimistic business outlook.
- On March 11th, a 9.0 magnitude earthquake occurred 45 miles east of the Oshika Peninsula in northern Japan triggering a major tsunami, which struck the Pacific coastline of Japan. The events inflicted unthinkable damage to the people of Japan, with 27,000 dead or missing. Deputy Finance Minister Mitsui Sukurai estimated on March 31st that the earthquake tragedy could potentially cost ¥25 trillion ($313 billion), representing 5.2 percent of Japan's real GDP, while an initial supplemental budget as high as ¥10 trillion ($120 billion) may be necessary. Direct and indirect costs from the earthquake are hard to quantify.
- The effect of the crisis on Japan's supply chain and the global economy remains unclear, with Exhibit N showing how much Japan contributes to world trade. Further complicating the situation is the potential for nuclear contagion risk at Tokyo Electric Power's Fukushima Daiichi nuclear power plant. Japan's impact on industries is highlighted in Exhibit O.
- In the wake of the unfortunate events of March 11th, the Japanese yen strengthened to an all-time closing high of ¥78.89 per U.S. dollar, prompting the G-7 to intervene in the international currency market for the first time since 2000 to rescue the euro, which alleviated yen strength. Following the G-7 intervention, the yen weakened by -2.1 percent against the U.S. dollar to ¥80.58. The yen remains near its all-time high, posing more problems for Japan and its export-dependent economy. The Bank of Japan and G-7 efforts are in Exhibit P.

Japan's Political Instability, Severe Fiscal Deficits Provide Headwinds to Agenda

- Prime Minister Kan's cabinet support continues to be very low, although it has seen some strength since the earthquake, with his approval rating rising to 28 percent from below 20 percent in February. However, missteps continue to plague the Prime Minister's cabinet and, on March 6th, Foreign Minister Seiji Maehara resigned after accepting a political donation of ¥250,000 ($3,125) from a foreign national. Additionally, Prime Minister Kan revealed that he accepted a political donation from a foreign national of ¥1 million ($12,500) on March 11th. Political instability will continue to undermine investor confidence and the ability of the Japanese government.
- While the unfortunate events have provided some relief to Prime Minister Kan's approval rating, the severe fiscal situation continues to undermine his aptitude to navigate the crisis. Nevertheless, the BoJ acted swiftly, increasing the prior authorized ¥5 trillion ($62.5 billion) asset purchase program to

¥10 trillion ($125 billion) on March 14th. Prior progressive policy actions, including cutting the corporate tax rate to 35 percent and national tax rate for small companies to 15 percent, and maintaining the current 10 percent tax rate on stock dividends and capital gains, are in jeopardy of being scaled back due to reconstruction costs. Other measures are expected, but, with gross debt levels approaching 250 percent of GDP, Japan's ability to implement new measures is limited. Exhibit P shows the BoJ stimulus for the earthquake and the country's fiscal strain.

China's Economic Growth to Moderate; Inflation Elevated but Incremental Pressure Softened, Tightening less Intense

- China's economy finished the year stronger in fourth quarter of 2010, accelerating to +9.8 percent year-over-year from +9.6 percent in the third quarter, resulting in GDP growth of +10.3 percent in 2010. We expect 2011 growth to moderate to at least +9 percent, as investment slows due to the stimulus ending in 2010, offset partially by the planned RMB1.3 trillion ($198 billion) investment in social housing and new projects launched for the 12th Five-Year plan. Recent data shows tightening measures have impacted the economy. China's Manufacturing Purchasing Managers' Index (PMI) increased slightly to 51.8 in March, missing expectations, but reversing three straight months of decline. This points to a moderation in growth. Retail sales growth in January-February 2011 declined to +15.8 percent year-over-year, from +19.1 percent in December 2010, due to tax expiration on auto sales and escalated tightening on the property sector. China Manufacturing PMI growth slowing in March is shown in Exhibit Q. In February, China had its largest trade deficit in seven years. But this should be temporary, and we expect a trade surplus in 2011.
- China's inflation level is still elevated, with forecasts above +5.0 percent year-over-year in March, from +4.9 percent in February, driven by food. Inflation pressure seems to have softened, as money supply growth is back to more normalized levels and the latest macro data imply a moderation in growth, suggesting headline inflation will ease later this year. On the other hand, imported inflation is still a concern, given higher commodity prices, the Middle East situation, and the potential impact from Japan's earthquake. Exhibit Q illustrates CPI is still elevated in China.
- During the quarter, the PBoC hiked interest rates by 25 basis points and raised the RRR three times by 50 basis points each (versus three RRR hikes within five weeks and two rate hikes in fourth quarter of 2010) to control inflation. The RRR of 20 percent for larger banks stands at a record. On April 5th, the PBoC implemented a 25 basis points hike on the one-year deposit rate to 3.25 percent and the lending rate to 6.31 percent. In the first two months, new loans were -26 percent lower than the same period last year, while M2 money growth in February was +15.7 percent, below the government annual growth target of +16 percent. We expect further monetary tightening as inflation rises; however, the most intense policy tightening period could be behind us. The hikes in lending rates and RRR and slowing monetary growth are in Exhibit Q.

Asia ex-Japan Economic Growth Strong, but Inflation Risks Increasing

- Hong Kong's economy continues to be strong, as shown by high GDP growth, moderate inflation, and strong retail sales. GDP growth was +6.2 percent year-over-year in fourth quarter 2010 and +6.8 percent in 2010; inflation was up +3.7 percent year-over-year in February; and retail sales increased +14.7 percent year-over-year in January-February. Hong Kong home prices increased about +7.3 percent year-to-date versus +21 percent in 2010, as Hong Kong's recent measures to cool the property market only temporarily set-back the market.
- India's economy remains robust as well, growing by +8.2 percent year-over-year in fourth quarter 2010. Trade growth was also strong, with February exports up +49.7 percent year-over-year and imports +21.2 percent higher. But inflation at +8.3 percent year-over-year in February is above the Reserve Bank of India's target, resulting in continued interest rate increases.

- Inflation has also reached elevated levels in South Korea, Indonesia, and Thailand, suggesting tighter monetary conditions. South Korea's CPI hit +4.7 percent year-over year in March, a 29-month high, while Indonesia's CPI was at +6.7 percent, and Thailand's CPI was +3.1 percent, an 8–month high.

KEY HIGHLIGHT TOPICS IN LATIN AMERICA

Brazil Takes Measures to Cool Economy and Slow Currency Appreciation

- Brazil's economy remains strong, growing a higher-than-expected +7.5 percent in 2010. Moreover, industrial production rose +6.9 percent year-over-year and total loans increased +21.0 percent year-over-year in February. Brazil must continue to build up its infrastructure ahead of the 2014 World Cup and 2016 Summer Olympics. With March's inflation rate running at +6.3 percent year-over-year, near the central bank's target of +6.5 percent for 2011, further rate increases are expected. Brazil's central bank hiked interest rates 100 basis points to 11.75 percent during the quarter and took additional steps to slow the appreciation of its currency, announcing an extension of a 6 percent tax on international bond sales and loans with a maturity of up to 720 days (from 360 days).

EXHIBIT A

GLOBAL ECONOMIC ASSUMPTIONS
2011 GDP GROWTH MODEST WITH RISING INFLATION

	GDP GROWTH				INFLATION			
	2009A	2010E	2011E	2009-2013 (5 Yr CAGR)	2009A	2010E	2011E	2009-2013 (5 Yr AVG)
Global Economy	**(0.9)%**	**3.6%**	**3.2%**	**2.5%**	**1.0%**	**2.4%**	**2.9%**	**2.3%**
United States	(2.6)	2.9	2.8	1.7	(0.3)	1.6	2.6	1.5
Euro Area	(4.0)	1.8	2.0	0.7	0.3	1.6	2.0	1.6
United Kingdom	(5.0)	1.7	2.0	0.5	2.2	3.2	3.0	2.9
Japan	(5.2)	4.0	1.3	0.6	(1.3)	(1.0)	(0.5)	(0.8)
Asia Ex Japan	5.5	8.0	7.8	7.5	1.8	4.5	5.5	4.3
Latin America	(2.0)	6.5	4.5	3.6	6.3	8.0	7.7	6.9

10-YEAR BOND YIELDS

	2008	2009	2010	2011	
	12/31A	12/31A	12/31A	3/31A	12/31E
United States	2.2%	3.8%	3.3%	3.5%	4.2%
Euro [illegible]	2.9	3.4	3.0	3.4	3.3
Japan	1.2	1.3	1.1	1.3	1.1
United Kingdom	3.0	4.0	3.4	3.7	3.8

EXCHANGE RATES

	2008	2009	2010	2011	
	12/31A	12/31A	12/31A	3/31A	12/31E
Euro ($/€)	1.40	1.43	1.34	1.42	1.30
Japan (¥/$)	91	93	81	83	95
UK($/£)	1.44	1.62	1.56	1.60	1.60

SOURCE: BLOOMBERG, MORGAN STANLEY, BANK OF AMERICA/MERRILL LYNCH, AND SIT INVESTMENT ASSOCIATES, INC., APRIL 4, 2011

Exhibit B

OECD Composite Leading Indicators Show Economic Expansion



OECD Area
110
105
100
95
90
85
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Euro Area
110
105
100
95
90
85
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
United Kingdom
110
105
100
95
90
85
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
China
110
105
100
95
90
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Source: OECD Composite Leading Indicators, April 11, 2011

Exhibit C

Higher Inflation in 2011

Euro Area


EUROZONE CPI Y/Y %
Feb: 2.4%

The United Kingdom


U.K. CPI Y/Y %
Feb: 4.1%

Japan


JAPAN CPI Y/Y %
Feb: 0.0%

China


CHINA CPI Y/Y %
Feb: 4.7%

Source: ISI Group, April 8, 2011

Exhibit D

Continued Strength in Commodities

Oil Prices (+27.4%)



Gold Prices (+29.0%)



Copper Prices (+20.0%)



Corn Prices (+101.8%)



Source: Factset Research Systems, March 31, 2011

EXHIBIT E

GLOBAL RATES



Global Rates
April 2011
European Central Bank – 1.25%
Norway – 2.00%
Canada – 1.00%
Sweden – 1.50%
United Kingdom – 0.50%
United States – 0-0.25%
China – 6.31%
India – 6.75%
Japan – 0-0.10%
Israel – 3.00%
Taiwan – 2.13%
Malaysia – 2.75%
Peru – 3.75%
Brazil – 11.75%
Australia – 4.75%
New Zealand – 2.5%
Cutting rates
On hold amid cuts
Raising rates
On hold amid increases
GDP, in trillions

SOURCE: THE WALL STREET JOURNAL, APRIL 8, 2011

Exhibit F

International Market Performance
Modest Performance in 1st Quarter 2011

	1st Quarter 2011			2010		
	Market %Chg		Currency	Market %Chg		Currency
ASIA PACIFIC REGION	US$	Local	%Chg	US$	Local	%Chg
Australia (ASX)	2.6	1.7	0.9	13.1	(0.7)	14.0
Hong Kong (HS)	2.1	2.1	(0.1)	5.1	5.3	(0.3)
Japan (NK225)	(6.7)	(4.6)	(2.1)	11.3	(3.0)	14.8
New Zealand (NZX50)	1.5	3.9	(2.4)	10.7	3.1	7.4
Singapore (STI)	(1.1)	(2.6)	1.6	20.7	10.1	9.6
China (SHGH A)	4.9	4.3	0.6	(11.4)	(14.5)	3.6
India (BSE100)	(5.2)	(5.4)	0.3	20.4	15.7	4.1
Indonesia (JSX)	2.8	(0.7)	3.5	52.4	46.1	4.3
Korea (KOSPI)	6.3	2.7	3.5	25.1	21.9	2.6
Malaysia (KLSE)	3.6	1.7	1.8	32.5	19.3	11.0
Philippines (PSE)	(2.6)	(3.5)	0.9	45.2	37.6	5.5
Taiwan (TAIEX)	(4.0)	(3.2)	(0.9)	20.2	9.6	9.7
Thailand (SET)	1.1	1.4	(0.3)	55.5	40.6	10.6

	1st Quarter 2011			2010		
	Market %Chg		Currency	Market %Chg		Currency
LATIN AMERICA	US$	Local	%Chg	US$	Local	%Chg
Argentina (MERVAL)	(5.7)	(3.8)	(2.0)	45.3	51.8	(4.3)
Brazil (IBOV)	1.0	(1.0)	2.0	6.1	1.0	5.0
Chile (IPSA)	(7.0)	(4.8)	(2.3)	49.7	38.1	8.4
Mexico (IPC)	0.6	(2.9)	3.6	27.0	20.0	5.8
Peru (BVL)	(5.9)	(6.1)	0.1	69.8	65.0	2.9

	1st Quarter 2011			2010		
	Market %Chg		Currency	Market %Chg		Currency
AFRICA/MIDDLE EAST	US$	Local	%Chg	US$	Local	%Chg
Israel (TA-100)	(0.6)	(2.5)	2.0	20.5	12.6	7.0
Morocco (MADEX)	0.8	(3.8)	4.8	15.5	22.1	(5.4)
Pakistan (KSE 100)	(1.5)	(1.8)	0.3	26.1	28.1	(1.5)
South Africa (FTSE-JSE)	(1.9)	0.3	(2.1)	29.2	16.1	11.3

	1st Quarter 2011			2010		
	Market %Chg		Currency	Market %Chg		Currency
EUROPE	US$	Local	%Chg	US$	Local	%Chg
Austria (ATX)	5.0	(0.8)	5.8	8.8	16.4	(6.5)
Belgium (BEL20)	9.2	3.2	5.8	(4.0)	2.7	(6.5)
Finland (OMXH)	3.8	(1.9)	5.8	11.0	18.7	(6.5)
France (CAC 40)	10.9	4.8	5.8	(9.6)	(3.3)	(6.5)
Germany (DAX)	7.7	1.8	5.8	8.5	16.1	(6.5)
Greece (ATHEX)	14.9	8.6	5.8	(39.8)	(35.6)	(6.5)
Ireland (ISEQ)	5.4	(0.4)	5.8	(9.3)	(3.0)	(6.5)
Italy (S&PMIB)	13.9	7.7	5.8	(18.9)	(13.2)	(6.5)
Netherlands (AEX)	9.1	3.1	5.8	(1.1)	5.7	(6.5)
Portugal (PSI)	8.1	2.2	5.8	(16.2)	(10.3)	(6.5)
Spain (IBEX35)	13.5	7.3	5.8	(22.8)	(17.4)	(6.5)
Denmark (OMXC 20)	7.9	2.1	5.7	26.9	35.9	(6.6)
Norway (OSE)	7.2	2.0	5.1	17.3	18.0	(0.6)
Sweden (OMXSA-S)	5.4	(1.1)	6.6	30.7	23.1	6.2
Switzerland (SMI)	0.6	(1.2)	1.9	9.0	(1.7)	10.9
United Kingdom (FTSE)	2.5	0.1	2.4	5.7	9.0	(3.0)
Czech Rep (PX)	10.9	2.7	8.1	7.9	9.6	(1.6)
Poland (WIG)	6.8	2.6	4.0	15.0	18.8	(3.1)
Turkey (ISE100)	(2.7)	(2.4)	(0.3)	21.7	24.9	(2.6)
Russia (RTS)	15.5	15.5	7.4	22.5	22.5	(0.7)

	1st Quarter 2011			2010		
	Market %Chg		Currency	Market %Chg		Currency
NORTH AMERICA	US$	Local	%Chg	US$	Local	%Chg
Dow Jones Industrial Avg	6.4	6.4		11.0	11.0	
S&P 500	5.4	5.4		12.8	12.8	
NASDAQ	4.8	4.8		16.9	16.9	
Canada (TSE)	7.3	5.0	2.1	20.7	14.4	5.5

Source: FactSet Research Systems, March 31, 2011

EXHIBIT G

A MIXED U.S. DOLLAR
WEAK IN EUROPE AND AUSTRALIA, STRONG IN JAPAN



Exchange Rate
U.S. Dollar per Euro
High: 1.4224
1.4000
$ Weak
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar



Exchange Rate
Japanese Yen per U.S. Dollar
High: 94.5
$ Strong
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar



Exchange Rate
U.S. Dollar per British Pounds
$ Weak
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar



Exchange Rate
U.S. Dollar per Australian Dollar
$ Weak
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar

SOURCE: FACTSET RESEARCH SYSTEMS, MARCH 31, 2011

EXHIBIT H

GLOBAL EQUITY VALUATIONS ATTRACTIVE

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	13.3	10.8	10.1	12.5	13.4	12.3
Post 1990 Average	16.3	14.4	12.8	33.2	14.0	16.6
Discount/Premium	*-18.4%*	*-25.0%*	*-21.1%*	*-62.3%*	*-4.3%*	*-25.9%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	9.0	7.0	6.9	6.7	9.7	7.9
Post 1990 Average	9.7	6.9	7.7	9.7	8.8	8.7
Discount/Premium	*-7.2%*	*1.4%*	*-10.4%*	*-30.9%*	*10.2%*	*-9.2%*

SOURCE: NOMURA INTERNATIONAL PLC, EUROPE, APRIL 5, 2011

EXHIBIT I

ASIA EX - JAPAN ATTRACTIVE ON PRICE TO BOOK



(x)
MSCI AC Asia ex Jp PBV
1.8x, both 10 and 30 yr avg
2.1x
0.92x, trough valuation
3.5
3.0
2.5
2.0
1.5
1.0
0.5
Jan75
Jan79
Jan83
Jan87
Jan91
Jan95
Jan99
Jan03
Jan07
Jan11

SOURCE: CITIGROUP GLOBAL MARKETS, MARCH 31, 2011

Exhibit J

Sit EAFE+ Representative Portfolio
Country Allocation

Asia Pacific

	Portfolio Weight 3/31/2011 ACTUAL[1]	6/30/2011 TARGET	MSCI EAFE[2]
Australia	9.8 %	10.0 %	10.5 %
Hong Kong	6.2	6.0	5.0
Japan	12.1	12.0	20.3
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	1.6
China	1.3 %	1.5 %	0.0 %
India	0.0	0.0	0.0
South Korea	1.0	1.0	0.0
Taiwan	1.1	1.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	31.3 %	31.5 %	37.5 %
Asia ex Japan	19.2 %	19.5 %	17.2 %

Europe

	Portfolio Weight 3/31/2011 ACTUAL[1]	6/30/2011 TARGET	MSCI EAFE[2]
Austria	0.0 %	0.0	0.3 %
Belgium	0.0	0.0	0.9
Finland	0.0	0.0	1.1
France	8.6	8.5	10.2
Germany	7.3	7.5	8.6
Greece	0.0	0.0	0.3
Ireland	0.0	0.0	0.2
Italy	2.1	2.0	2.9
Netherlands	2.7	3.0	3.8
Portugal	0.0	0.0	0.3
Spain	4.4	4.5	3.6
Czech Republic	0.0 %	0.0	0.0 %
Denmark	1.1	1.0	1.1
Luxembourg	1.1	1.0	0.0
Norway	0.9	1.0	0.9
Poland	0.4	0.0	0.0
Sweden	1.0	1.0	3.2
Switzerland	10.5	10.5	7.8
Great Britain	13.5	13.5	16.4
TOTAL	55.6 %	55.5 %	61.7 %
Euroland	25.1 %	25.5 %	32.4 %

Others

	Portfolio Weight 3/31/2011 ACTUAL[1]	6/30/2011 TARGET	MSCI EAFE[2]
Argentina	0.0 %	0.0 %	0.0 %
Brazil	2.4	2.5	0.0
Bermuda	1.0	1.0	0.0
Chile	0.0	0.0	0.0
Mexico	0.8	1.0	0.0
Peru	1.1	1.0	0.0
Israel	0.5	0.5	0.8
South Africa C	0.6	0.5	0.0
Canada	5.6	5.5	0.0
United States	0.5	0.5	0.0
TOTAL	12.4 %	12.5 %	0.8 %

Cash and Total

	Portfolio Weight 3/31/2011 ACTUAL[1]	6/30/2011 TARGET	MSCI EAFE[2]
CASH	0.7 %	0.5 %	0.0 %
EQUITY	99.3	99.5	100.0
TOTAL	100.0 %	100.0 %	100.0 %

1 Based on Representative Client Portfolio

2 Morgan Stanley Capital International – March 31, 2011

Source: Sit Investment Associates, Inc., April 4, 2011

EXHIBIT K

SIT EMERGING MARKETS REPRESENTATIVE PORTFOLIO
COUNTRY ALLOCATION

ASIA PACIFIC

	Portfolio Weights 3/31/2011 ACTUAL[1]	Portfolio Weights 6/30/2011 TARGET	MSCI Emerg Mkts[2]
Australia	6.9 %	7.0 %	0.0 %
China	17.1	17.0	15.4
Hong Kong	3.0	3.0	2.1
Singapore	0.5	0.5	0.0
India	5.5 %	5.5 %	7.4 %
Indonesia	1.7	2.0	2.4
Malaysia	0.0	0.0	2.9
Morocco	0.0	0.0	0.2
Pakistan	0.0	0.0	0.0
Philippines	1.0	1.0	0.5
South Korea	11.0	11.0	14.3
Taiwan	6.4	6.5	10.9
Thailand	1.8	2.0	1.7
TOTAL	55.0 %	55.5 %	57.8 %

OTHERS

	Portfolio Weights 3/31/2011 ACTUAL[1]	Portfolio Weights 6/30/2011 TARGET	MSCI Emerg Mkts[2]
Argentina	0.0 %	0.0 %	0.0 %
Brazil	20.1	20.0	16.0
Chile	1.2	1.0	1.5
Colombia	0.0	0.0	0.8
Mexico	4.6	4.5	4.4
Peru	2.3	2.0	0.6
Venezuela	0.0	0.0	0.0
Egypt	0.0 %	0.0 %	0.3 %
Israel	0.7	1.0	0.0
South Africa	6.0	6.0	7.4
Jordan	0.0	0.0	0.0
United States	0.0 %	0.0 %	0.0 %
TOTAL	34.9 %	34.5 %	31.1 %

EUROPE

	Portfolio Weights 3/31/2011 ACTUAL[1]	Portfolio Weights 6/30/2011 TARGET	MSCI Emerg Mkts[2]
Austria	0.7 %	0.5 %	0.0 %
Czech Republic	0.0	0.0	0.4
Great Britain	0.7	1.0	0.0
Greece	0.0	0.0	0.0
Hungary	0.0	0.0	0.4
Luxembourg	1.3	1.5	0.0
Netherlands	0.0	0.0	0.0
Poland	0.7	0.5	1.6
Russia	4.2	4.0	7.3
Spain	0.0	0.0	0.0
Turkey	0.0	0.0	1.4
TOTAL	7.5 %	7.5 %	11.1 %

CASH AND TOTAL

	Portfolio Weights 3/31/2011 ACTUAL[1]	Portfolio Weights 6/30/2011 TARGET	MSCI Emerg Mkts[2]
CASH	2.7 %	2.5 %	0.0 %
EQUITY	97.3	97.5	100.0
TOTAL	100.0 %	100.0 %	100.0 %

1 BASED ON REPRESENTATIVE CLIENT PORTFOLIO

2 MORGAN STANLEY CAPITAL INTERNATIONAL – MARCH 31, 2011

SOURCE: SIT INVESTMENT ASSOCIATES, INC., APRIL 4, 2011

EXHIBIT L

STRONG EUROPEAN INDUSTRIAL ORDERS, POSITIVE BUSINESS SENTIMENT IN GERMANY RETAIL SALES MIXED IN EUROZONE AND U.K.

Business Climate by Sectors



Manufacturing
Construction
Wholesale Trade
Retail Trade

Pan-German Ifo Business Sentiment



Business Expectations
Ifo Business Climate
Current Assessment



EUROZONE NOMINAL RETAIL SALES ex AUTOS
3 Mo.Avg. Y/Y %
Jan: 0.5%



U.K. NOMINAL RETAIL SALES
3 Mo.Avg Y/Y %
Jan: 4.2%

SOURCE: MORGAN STANLEY RESEARCH, MARCH 25, 2011 AND ISI GROUP, MARCH 4, 2011

EXHIBIT M

ELEVATED YIELDS REMAIN A CONCERN IN EUROPE



Select European 10 Yr Yields
(last obs. March 30, 2011)
Debt yields for weaker European countries remain elevated. Portugal's 10-year sovereign yield crossed above 7% in January and surged higher mid-March. This high a yield level signaled crisis for Greece and Ireland in 2010.
Greece
Ireland
Portugal
Spain
Yield
13
12
11
10
9
8
7
6
5
4
3
Dec 07
Jun 08
Dec 08
Jun 09
Dec 09
Jun 10
Dec 10
Source: Bloomberg; Encima Global

SOURCE: ENCIMA GLOBAL, MARCH 2011

EXHIBIT N

HOW MUCH JAPAN CONTRIBUTES TO THE WORLD
FAIRLY SIGNIFICANT


8.7% Total Output
20% Computer Chips
60% Silicon Wafers
90% BT Resin for Circuit Boards
11% Luxury Sales
Total Japanese exports in 2010: $767.8 billion
Food & beverages/ Live animals/Tobacco
1
61%
5
10
12
13
Machinery/Transport equipment
(Electrical equipment, motor vehicles, semiconductors)
Crude materials/Mineral fuel
(rubber, wood, petroleum products)
Chemicals
Misc.
Manufactured goods (iron, steel)

SOURCE: THE WALL STREET JOURNAL, MARCH 25, 2011

Exhibit O

Japan's Impact on Industries Widespread


AUTOMOBILES
AUTO PARTS
ELECTRONIC COMPONENTS
FISHING
AGRICULTURE
LUXURY GOODS
CONSUMER ELECTRONICS

Source: The New York Times, March 21, 2011

EXHIBIT P

BANK OF JAPAN'S STIMULUS CONSTRAINED BY HIGH DEBT

BOJ ACTED SWIFTLY PROVIDING STIMULUS POST-EARTHQUAKE



BoJ acts swiftly...
...because government must take longer
Total expenditure
Tax revenues
Bond issues

SOURCE: THE FINANCIAL TIMES, MARCH 15, 2011

JAPAN'S FISCAL STRAIN CONTINUES TO GROW



Japan net external investment position
Japan government debt
Gross
Net

SOURCE: THE FINANCIAL TIMES, MARCH 15, 2011

G-7 SUCCEEDED IN WEAKENING THE JAPANESE YEN



Group Effort
and stabilizing currency markets.
Stronger yen

SOURCE: THE WALL STREET JOURNAL, MARCH 19-20, 2011

EXHIBIT Q

ANTI-INFLATION MEASURES UNDERWAY IN CHINA

CHINA MANUFACTURING PMI GROWTH SLOWING



40
45
50
55
Latest Mar: 51.8
2005
2006
2007
2008
2009
2010
2011

SOURCE: ISI GROUP, APRIL 1, 2011

CPI STILL ELEVATED



Consumer Price Index
CPI: Non-food
CPI: Food
25
20
15
10
5
0
-5
Oct-01
Jul-02
Apr-03
Jan-04
Oct-04
Apr-06
Jan-07
Oct-07
Jul-08
Apr-09
Jan-10
Oct-10

SOURCE: MORGAN STANLEY RESEARCH, MARCH 11, 2011

PEOPLE'S BANK OF CHINA CONTINUES TO HIKE LENDING AND RRR



1-Yr Lending Rate
RRR (rhs)
8.0
7.5
7.0
5.5
5.0
21
19
17
13
11
9
7
5
2002
2003
2004
2005
2006
2007
2008
2009
2010

SOURCE: MORGAN STANLEY RESEARCH, MARCH 15, 2011

MONETARY GROWTH BACK TO MORE NORMALIZED LEVEL



M1 (YoY, %)
M2 (YoY, %)
40
32
24
16
8
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

SOURCE: MORGAN STANLEY RESEARCH, MARCH 14, 2011